SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

QUÉBEC

(Name of Registrant)

Date of end of last fiscal year: March 31, 2010

SECURITIES REGISTERED*

(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered

N/A	N/A	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

John Parisella

Délégation générale du Québec

One Rockefeller Plaza

26th Floor

New York, N.Y. 10020-2102

Copies to:

Robert E. Buckholz, Jr. Sullivan & Cromwell LLP 125 Broad Street New York, N.Y. 10004-2498	Bernard Turgeon Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec, G1R 5L3, Canada

* The Registrant is filing this Annual Report on a voluntary basis.

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2010 (the “Annual Report”) as follows:

The following additional exhibits are hereby added to the Annual Report:

Exhibits:

(1.1)	Terms Agreement, dated July 22, 2010 between Québec and Banc of America Securities LLC as Representative of the several Underwriters named therein, with Québec Underwriting Agreement Standard Provisions (Debt Securities), dated July 22, 2010, attached thereto;

(4.1)	Fiscal Agency Agreement, dated as of July 29, 2010, between Québec and Deutsche Bank Trust Company Americas, as fiscal agent, registrar, principal paying agent and transfer agent and Deutsche Bank AG, London Branch, as London paying agent and London transfer agent, with form of Global Note attached thereto;

(5.1)	Opinion and consent of Miller Thomson LLP, Québec and Canadian counsel to Québec;

(5.2)	Consent of Ogilvy Renault LLP, Canadian counsel to the Underwriters;

(5.3)	Consent of Sullivan & Cromwell LLP, special United States tax counsel to Québec; and

(99.3)	Itemized list of expenses incurred or to be incurred or borne by or for the account of Québec or properly charged thereto.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to be signed on its behalf by its authorized agent.

QUÉBEC

By:	/s/ ALAIN BÉLANGER
Name: Title:	Alain Bélanger Director General Financing and Debt Management

Date: July 30, 2010